Filed by Quinton Cardiology Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Quinton Cardiology Systems, Inc.
Commission File No.: 000-49755

For Cardiac Science Investors	Cardiac Science	Quinton Cardiology Systems
Rene Caron (Investors)	Roderick de Greef	Mike Matysik
Len Hall (Media)	EVP and CFO	Sr. Vice President and CFO
Allen & Caron Inc	(949) 797-3800	(425) 402-2009
(949) 474-4300

QUINTON AND CARDIAC SCIENCE ANNOUNCE THE FILING OF AMENDED REGISTRATION STATEMENT RELATING TO THEIR PROPOSED MERGER TRANSACTION

BOTHELL, WA and IRVINE, CA (June 27, 2005) . . . Quinton Cardiology Systems, Inc. (Nasdaq: QUIN), a global leader in advanced cardiology products, and Cardiac Science, Inc. (Nasdaq: DFIB), a leading manufacturer of life-saving automatic public-access defibrillators, today announced that in connection with their proposed merger transaction, an amended registration statement on Form S-4 has been filed by CSQ Holding Company with the Securities and Exchange Commission (SEC). CSQ Holding Company is a newly-formed corporation that has been established to facilitate the merger of Quinton and Cardiac Science.

The amended registration statement includes a preliminary joint proxy statement and prospectus. After the SEC completes its review of the registration statement, a definitive joint proxy statement and prospectus will be filed with the SEC and will be sent to Quinton’s and Cardiac Science’s respective stockholders prior to holding any special meeting to vote on the proposed merger transaction.

The proposed merger transaction is subject to customary closing conditions and review by various regulatory authorities as outlined in the registration statement.

About Quinton Cardiology Systems

     Quinton, with operations in Bothell, WA, Deerfield, WI and Shanghai, China, develops, manufactures, markets and services a family of advanced cardiology products such as electrocardiographs, cardiac stress test systems, Holter monitors, cardiac rehabilitation telemetry systems, and cardiology data management systems used in the diagnosis, monitoring and management of patients with cardiovascular disease. Quinton markets its products under the Quinton® and Burdick® brand names. In the U.S., Quinton products are sold to hospitals and the physician office market through a 55-person sales organization, as well as through multiple national and regional distributors. Internationally, Quinton products are marketed by independent distributors in over 90 countries around the world. In both 2004 and 2005, Quinton was recognized by the Puget Sound Business Journal as one of the ten fastest growing public companies in Washington State. For more information, please visit www.quintoncardiology.com or contact Quinton at (425) 402-2009.

About Cardiac Science

     Cardiac Science, with operations in Irvine and Lake Forest, CA, Minneapolis, MN, Manchester, England and Copenhagen, Denmark, develops, manufactures and markets Powerheart®-brand automatic public-access defibrillators (AEDs) and offers comprehensive AED/CPR training and AED program management services that facilitate successful deployments. Cardiac Science also makes the Powerheart® CRM™, the only FDA-cleared therapeutic patient monitor that instantly and automatically treats hospitalized cardiac patients who suffer life-threatening heart rhythms. In the U.S., Cardiac Science products are sold to corporations, police and fire departments, state and local municipalities, the federal government and schools by its 55-person direct sales force, and certain national and local distributors. Internationally, Cardiac Science products are sold direct in the United Kingdom and by independent distributors in over 50 countries. Cardiac Science also manufactures its AED products on a private label basis for other leading medical companies such as Quinton Cardiology Systems, Nihon Kohden (Japan) and GE Healthcare. In 2004, Cardiac Science was recognized by Deloitte & Touche as the 4th fastest growing technology company in North America and as the fastest growing company in Orange County, CA. For more information, please visit www.cardiacscience.com or contact Cardiac Science at (949) 797-3800.

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QUINTON AND CARDIAC SCIENCE ANNOUNCE THE FILING OF A REGISTRATION STATEMENT Page 2-2-2

Where to Find Additional Information about the Merger

     Under the terms of the merger agreement, the parties have formed a new corporation, CSQ Holding Company, and two wholly-owned acquisition subsidiaries of CSQ Holding Company that will merge with and into Quinton and Cardiac Science, respectively. As part of the proposed transaction, Quinton will also merge into CSQ Holding Company. CSQ Holding Company has filed a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus in connection with the proposed merger transaction. Investors and security holders are urged to read the definitive joint proxy statement/prospectus carefully when it becomes available because it will set forth important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Cardiac Science by contacting Cardiac Science Investor Relations at (949)-474-4300. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Quinton by contacting Quinton Investor Relations at (425) 402-2009.

     Quinton and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Quinton in connection with the proposed merger transaction. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the joint proxy statement/prospectus of Cardiac Science and Quinton described above. Additional information regarding these directors and executive officers is also included in Quinton’s Annual Report on Form 10-K/A for the year ended December 31, 2004, which was filed with the Securities and Exchange Commission on or about April 22, 2005. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Quinton by contacting Quinton Investor Relations at (425) 402-2009.

     Cardiac Science and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Cardiac Science in connection with the proposed merger transaction. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus of Cardiac Science and Quinton described above. Additional information regarding the directors and executive officers of Cardiac Science is also included in Cardiac Science’s Annual Report on Form 10-K for the year ended December 31, 2004, which was filed with the Securities and Exchange Commission on or about March 16, 2005. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Cardiac Science by contacting Cardiac Science Investor Relations at (949) 474-4300.

     This press release includes forward-looking statements. These statements may be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. In particular, forward looking statements include, but are not limited to, the statement related to the expectation that the proposed merger transaction will capitalize on the complementary strengths of Quinton and Cardiac Science and will create a leading provider of non-invasive cardiology technologies. Actual results may differ materially from those projected in or contemplated by the forward-looking statements. Quinton and Cardiac Science have based these forward-looking statements on the current expectations, assumptions, estimates and projections. While Quinton and Cardiac Science believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond each company’s respective control. These risks include: the risk that the combined company may not achieve the benefits expected from the transaction, which may have a material adverse effect on the combined company’s business and could result in loss of key personnel, the risk that the transaction may be completed even though material adverse changes may result from the announcement of the transaction, industry-wide changes and other causes, the risk that the combined company may not be able to develop new competitive products and the risk that the transaction may not be completed or that the closing of the transaction may be delayed due to failure to obtain regulatory or other approvals or the occurrence of a material adverse change in one or both of the parties. These and other important factors, including those discussed in Quinton’s Annual Report on Form 10-K for the year ended December 31, 2004, as amended, under the heading “Certain Factors That May Affect Future Results,” in Cardiac Science’s Annual Report on Form 10-K for the year ended December 31, 2004, under the heading “Risk Factors,” and in the Form S-4/A filed by CSQ Holding Company on June 27, 2005, under the heading “Risk Factors,” may cause the actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. Neither Cardiac Science nor Quinton undertakes any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments.

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